August 11, 2022

VIA EDGAR

Michael Davis

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landos Biopharma, Inc.

Registration Statement on Form S-3 (File No. 333-263836), as amended by Amendment No. 1

Request for Acceleration of Effective Date

Acceleration Request

Requested Date:    Monday, August 15, 2022

Requested Time:    8:00 a.m. Eastern Time

Dear Mr. Davis:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-263836), as amended by Amendment No. 1 (the “Registration Statement”) to become effective on August 15, 2022, at 8:00 a.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP, counsel to the Registrant, at (703) 456-8043, or in her absence, Madison Jones at (202) 728-7087.

Very truly yours,

LANDOS BIOPHARMA, INC.

By:	/s/ Gregory Oakes
Gregory Oakes
Chief Executive Officer